July 2, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory

Re:	Kiniksa Pharmaceuticals International, plc
Registration Statement on Form S-3
Filed June 28, 2024
Registration No. 333-280611

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on July 3, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Kiniksa Pharmaceuticals International, plc (the “Company”) or its counsel may request via telephone call to the staff. Please contact Marko Zatylny of Ropes & Gray LLP, counsel to the Company, at (617) 951-7980 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KINIKSA PHARMACEUTICALS INTERNATIONAL, PLC

/s/ Madelyn Zeylikman
Madelyn Zeylikman
General Counsel

cc: Sanj K. Patel, Chief Executive Officer, Kiniksa Pharmaceuticals International, plc

Timothy Perdew, Senior Director, Senior Corporate Counsel, Kiniksa Pharmaceuticals International, plc

Paul Kinsella, Ropes & Gray LLP

Marko Zatylny, Ropes & Gray LLP

T: (781) 431-9100
23 Old Bond St. London, UK W1S 4PZ